Exhibit 19.1
ASTERA LABS, INC.
INSIDER TRADING POLICY
Adopted on February 16, 2024

I.BACKGROUND AND PURPOSE

A.Why have we adopted this policy?

Astera Labs, Inc. (“Astera Labs”) has adopted this policy to help you comply with U.S. federal securities laws and to avoid even the appearance of impropriety. We have all worked hard to establish our reputation for integrity and ethical conduct. We cannot afford to damage this reputation.

Under U.S. federal securities laws, it is generally illegal for any person to trade in the securities of Astera Labs while in the possession of material nonpublic information about the company. It is also generally illegal for any such person to give material nonpublic information about Astera Labs to others, who then trade on the basis of that information. The consequences of prohibited insider trading or the “tipping” of material nonpublic information can be severe for both individuals engaging in such behavior and for Astera Labs. Violators, as well as Astera Labs, its directors, executives, and even the managers of the person violating the rules may be required to pay major civil or criminal penalties (including jail time) and could be subject to private lawsuits in connection with the violation of insider trading laws.

B.What is insider trading?

“Insider trading” occurs when any person PURCHASES or SELLS Astera Labs securities on the basis of material nonpublic information concerning Astera Labs, or from “tipping” (directly or indirectly passing on) material nonpublic information to others. “Tipping” also includes making recommendations or expressing opinions as to trading in any entity on the basis of such material nonpublic information. Astera Labs securities include not only stock, but also include options, restricted stock units (“RSUs”), warrants, bonds and notes and derivative securities that are not issued by Astera Labs, such as exchange-traded put or call options or swaps related to Astera Labs’ securities. “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security.

C.What is “Material Nonpublic Information”?

Information is considered “MATERIAL” if there is a substantial likelihood that a reasonable investor would consider the information important in making a decision to purchase, sell, or hold Astera Labs’ securities. Material information can be positive or negative and can relate to virtually any aspect of Astera Labs’ business.

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Examples of material information may include facts concerning:

•historical or forecasted revenues, earnings or other financial results;
•significant new products or other product developments;
•significant new contracts or partners or the loss of a significant contract or partner;
•significant developments regarding Astera Labs’ products, technologies, or business operations;
•cybersecurity or privacy risks, incidents, or breaches;
•possible mergers or acquisitions or dispositions of significant assets;
•major new litigation or regulatory inquiries or developments in existing litigation or inquiries;
•significant developments in borrowings, or financings or capital investments;
•significant changes in financial condition or asset value or liquidity issues;
•changes in senior management or to a member of Astera Labs’ Board of Directors;
•changes in compensation policies;
•changes related to Astera Labs’ auditors;
•significant changes in corporate strategy;
•changes in accounting methods and write-offs; and
•stock offerings, stock splits or changes in dividend policy.

This list is illustrative only and is not intended to provide a comprehensive list of facts or circumstances that could result in your possession of material information. Determination of what may constitute material information will depend upon the facts and circumstances in each particular situation.

Information is “NONPUBLIC” if it is not available to the general public. In order for information to be considered public, it must be generally available to the general public and widely disseminated through (i) press releases, publicly accessible webcasts or conference calls or a public filing with the SEC, or (ii) publication in a widely-available newspaper, news magazine or news website. In addition, a sufficient amount of time must pass so that the information has had an opportunity to be digested by the market. As a general rule, information should not be considered fully absorbed by the market until the completion of one (1) full trading day after the release of such information. Keep in mind that in practice this will require at least two (2) days to pass before you will be able to trade, because the day of the announcement cannot be counted as a full trading day. Further, if the announcement is made before or during a public holiday or weekend, this period will be extended to account for the markets being closed.

One helpful way to determine if you have material nonpublic information is to ask yourself, “Would the person on the other side of this transaction still want to complete the trade at this price if the person knew what I know?” If the answer is “no,” chances are you possess material nonpublic information.

A good rule of thumb: WHEN IN DOUBT, DO NOT TRADE.

D.Who is covered under this policy?

If you receive or have access to material nonpublic information regarding Astera Labs and you fall under any of the categories below, you are subject to this policy:

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•Members of the Board of Directors (“Directors”), officers, executives and employees of Astera Labs and its subsidiaries;
•consultants and contractors of Astera Labs and its subsidiaries;
•immediate family members of any of the above (e.g., spouse, domestic partner, parents, grandparents, children and siblings, whether by blood, marriage or adoption);
•anyone who lives in the same household as any of the above; and
•all investment funds, trusts, retirement plans, partnerships, corporations and other types of entities or persons controlled by any of the above or for which any of the above have the ability to influence or direct investment decisions concerning securities; provided, however, that this policy does not apply to any such entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if the entity has established its own insider trading controls and procedures in compliance with applicable securities laws and it (or an affiliated entity) has represented to Astera Labs that its affiliated entities: (a) engage in the investment of securities in the ordinary course of their respective businesses; (b) have established insider trading controls and procedures in compliance with securities laws; and (c) are aware the securities laws prohibit any person or entity who has material nonpublic information concerning Astera Labs from purchasing or selling securities of Astera Labs or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities.

E.Who is the Compliance Officer under this policy?

Astera Labs’ General Counsel administers this policy and serves as the Insider Trading Compliance Officer (for purposes of this policy, the “Compliance Officer”). In the General Counsel’s absence, Astera Labs’ Chief Financial Officer will serve as the Compliance Officer. The Compliance Officer may, from time to time, also designate one or more individuals in the Legal and Finance departments who may perform the functions of the Compliance Officer. The Compliance Officer will review and either approve or prohibit all proposed trades covered by this policy according to the procedures set forth in this policy, except that any proposed trades by the General Counsel must be approved by Astera Labs’ Chief Financial Officer. All determinations and interpretations by the Compliance Officer will be final and not subject to further review.

II.INSIDER TRADING POLICIES

OVERRIDING RULE: NO ONE CAN TRADE ASTERA LABS SECURITIES WHILE IN POSSESSION OF MATERIAL NONPUBLIC INFORMATION, AND NO ONE CAN HELP OR ENCOURAGE ANYONE TO TRADE ASTERA LABS SECURITIES WHILE IN POSSESSION OF MATERIAL NONPUBLIC INFORMATION.

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A.No Trading on the Basis of Material Nonpublic Information

If you possess material nonpublic information, you may not purchase or sell, including any offer to purchase or offer to sell, any of Astera Labs’ securities, during any period beginning with the date you received the material nonpublic information concerning Astera Labs, and ending at the close of business one (1) full trading day after the date of public disclosure of that information, or at such time when the nonpublic information is no longer material.

B.No Trading During Black-out Periods

1.Regular Earnings Black-Out Periods

No person subject to this policy, may trade, directly or through others, in any security of Astera Labs during the period beginning on the day that is two weeks before the end of any fiscal quarter of Astera Labs and ending one (1) full trading day after the public release of earnings data for such fiscal quarter (a “Regular Earnings Black-Out Period”).

However, “open trading windows” should not be considered a safe harbor, as you may otherwise be restricted from trading under this policy if you possess material nonpublic information.

2.Extended Earnings Black-out Periods

In addition to being subject to the Regular Black-Out Periods described above, all Directors, all executives designated as “officers” of Astera Labs under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such executives, a “Section 16 Officer”), and certain designated employees of Astera Labs or its subsidiaries as set forth in a list maintained by the Compliance Officer or the Compliance Officer’s designee (collectively, “Restricted Persons”), may not trade, directly or through others, in any security of Astera Labs during the period beginning on the day that is four (4) weeks before the end of any fiscal quarter of Astera Labs and ending one (1) full trading day after the public release of earnings data for such fiscal quarter (a “Extended Earnings Black-Out Period”).

The Compliance Officer or the Compliance Officer’s designee will notify you if you are a Restricted Person and subject to Extended Earnings Black-Out Periods.

3.Special Black-Out Periods

The Compliance Officer may, as the Compliance Officer deems appropriate, suspend trading in Astera Labs securities from time to time for some or all persons subject to this policy because of material developments known to Astera Labs or certain persons within Astera Labs and not yet disclosed to the public (a “Special Black-Out Period” and together with a Regular Earnings Black-Out Period and an Extended Earnings Black-Out Period, a “Black-Out Period”). The Compliance Officer does not need to provide any reason for such suspension. The Compliance Officer or the Compliance Officer’s designee will notify you if you are subject to a Special Black-Out Period and will notify you once the Special Black-Out Period has ended.

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4.Pre-Clearance of Trades

In addition to being subject to the Black-Out Periods described above, all Directors, Section 16 Officers, members of each of Astera Labs’ Chief Executive Officer’s and President’s staff with a level of Senior Vice-President or above (collectively, the “Key Insiders”) are designated on a “Pre-Clearance List” and are required to pre-clear ALL trades in Astera Labs securities with the Compliance Officer at least three (3) trading days prior to trading (or such shorter period as is approved by the Compliance Officer), even during an open trading window. The Compliance Officer or the Compliance Officer’s designee will notify you if you are on the Pre-Clearance List. From time to time, the Compliance Officer may identify other persons who should be subject to the pre-clearance requirements set forth above.

Approval of trades for those on the Pre-Clearance List is in the sole discretion of the Compliance Officer. If a transaction is approved, you must execute the transaction within five (5) trading days after the day you receive such approval, but in no event after the commencement of a Black-Out Period. If for any reason you do not complete the trade within five (5) trading days after you receive approval, you must obtain pre-clearance again before you can trade the securities. For example, if the Compliance Officer approves a trade on a Friday, then you will have until the end of the trading day the following Friday to complete your trade.

At the time of executing a trade in Astera Labs securities, you will be responsible for determining that you are not in possession of, and do not have access to, material nonpublic information, and for verifying that Astera Labs has not imposed any subsequent restriction on your ability to engage in trades.

Key Insiders who are required to file reports under Section 16 of the Exchange Act shall inform their broker-dealers that (a) the Key Insider is subject to Section 16; (b) the broker shall confirm that any trade by the Key Insider or any of their affiliates has been precleared by Astera Labs; and (c) the broker is to provide transaction information to the Key Insider and/or Compliance Officer on the day of a trade.

C.No Tipping

You may not tip material nonpublic information to any other person where the information may be used by such person to trade in the securities to which such information relates. You may not make recommendations or express opinions as to trading in Astera Labs’ securities. For example, you may not recommend that others buy or sell Astera Labs’ securities (or that they refrain from buying or selling), including through participation in any investment or stock-related group, message board or other similar medium.

D.No Margining or Pledging of Astera Labs Securities

You may not hold Astera Labs securities in margin accounts or pledge such securities as collateral for a loan. However, you may maintain a margin account so long as you do not use the account to trade Astera Labs securities on margin or otherwise use Astera Labs securities held in such margin account as collateral.

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E.No Trading in Futures or Derivative Securities or other Hedging Transactions

You may not engage in hedging activities or transactions involving Astera Labs securities, including without limitation any purchase or sale of exchange traded options or other futures contracts, such as “puts” and “calls” or “collars,” equity or total return swaps, exchange funds or other derivative securities related to Astera Labs securities.

F.No Short Sales

You may not sell Astera Labs securities “short” (meaning any transaction in which you would benefit from a decline in the price of the securities).

G.Additional Restrictions

The Compliance Officer has the authority to impose additional restrictions on trading in Astera Labs securities at any time. In such event, the Compliance Officer or the Compliance Officer’s designee imposing the additional restrictions will notify the affected individuals of the additional restrictions.

H.Confidentiality of Nonpublic Information

Nonpublic information relating to Astera Labs and its subsidiaries is the property of Astera Labs and the unauthorized disclosure or improper use of such information is forbidden. You may not disclose material nonpublic information to other persons within Astera Labs whose jobs do not require them to have that information, or outside of Astera Labs to other persons, unless such disclosure is made in accordance with Astera Labs’ policies regarding the protection or unauthorized external disclosure of information regarding Astera Labs and its subsidiaries. In addition, your confidentiality agreement with Astera Labs provides that Astera Labs’ confidential information will only be used for the benefit of Astera Labs and solely to the extent necessary to perform your job. Any other use – such as trading on such information for personal benefit/profit – is prohibited. In addition to violating this policy and/or your confidentiality agreement, any unauthorized disclosures or improper use of such information may also violate Astera Labs’ agreements with third parties.

III.Exceptions to Trading Restrictions

A.10b5-1 Trading Plans

Transactions in Astera Labs’ securities that are executed pursuant to an approved trading plan established pursuant to Rule 10b5-1 under the Exchange Act (a “10b5-1 Trading Plan”), will not be subject to this policy. Rule 10b5-1 generally provides an affirmative defense from insider trading liability under U.S. federal securities laws for securities trading plans that are entered into in good faith and only when you are not in possession of material nonpublic information.

Astera Labs has adopted a separate Rule 10b5-1 Trading Plan Policy that sets forth the requirements for putting in place a Rule 10b5-1 Plan with respect to Astera Labs’ securities. For more information about 10b5-1 Trading Plans, please contact the Compliance Officer.

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B.Bona Fide Gifts

You may make a bona fide gift, even in a Blackout Period, provided such gift is first pre-cleared by the Compliance Officer before such gift is made and you don’t know or don’t have reason to believe that the recipient intends to sell Astera Labs securities before the earliest time after the gift is completed that you are permitted to sell Astera Labs securities on the open market under this policy and you have no control over the sales decisions of the recipient. Whether a gift is bona fide will depend on the facts and circumstances surrounding the gift, including, but not limited to, the donor’s relationship with the recipient, what the recipient does with the donated securities, and the nature of the tax benefit of the donor. If you are uncertain whether a gift is bona fide, you should contact the Compliance Officer.

C.Company Incentive Plans

1.Stock Option Exercises

This policy does not apply to (i) the cash exercise of a stock option acquired pursuant to Astera Labs’ incentive plans, and (ii) the net exercise of a stock option in which the optionee receives a net number of shares from Astera Labs that is equal to the number of shares exercised less the number of shares retained by the Astera Labs to cover the exercise price of the shares provided that such net exercise does not occur while you are aware of material nonpublic information or during a Blackout Period. However, the securities acquired as a result of cash option exercises or net option exercises may not be sold nor may you use a “broker assisted” cashless exercise or other transaction where shares are sold in the market to satisfy the exercise price while you are aware of material nonpublic information or during a Blackout Period.

2.Restricted Stock Units

This policy does not apply to (i) the vesting or settlement of RSUs for which you have no discretion to sell; (ii) the exercise of a tax withholding right pursuant to which you elect in advance to have Astera Labs withhold shares of stock to satisfy tax withholding requirements upon the vesting of any RSUs; or (iii) a sell to cover transaction that is otherwise mandated by Astera Labs or under which you have previously elected in advance to have a broker sell vested RSUs to cover any applicable tax withholding requirements (so long as such sell to cover election was made in an open trading window when you were not in possession of material nonpublic information in compliance with Rule 10b5-1). This policy does apply, however, to any sale or other transaction involving Astera Labs shares that you actually receive upon vesting and settlement of your RSUs.

IV.Penalties for Violation

Violation of the rules in this policy is grounds for disciplinary action by Astera Labs, up to and including termination of employment. Trading on or tipping material nonpublic information can also result in disgorgement of all profits and the imposition of substantial fines, extending significantly beyond any profits made or losses avoided, both for you and Astera Labs. Moreover, in tipping cases, liability can extend to both the “tippee” – the person to whom you disclosed material nonpublic

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information – and you as the “tipper”, and will apply whether or not you derive any benefit from the tippee’s actions.

V.Individual Responsibility

You are individually responsible for complying with this policy. You should always use your best judgement. You may, from time to time, have to forego a proposed transaction in Astera Labs’ securities even if you had planned to make the transaction before learning of any material nonpublic information and even though you believe you may suffer an economic loss or forego anticipated profit by waiting.

None of Astera Labs, the Compliance Officer or Astera Labs’ other employees will have any liability for any delay in reviewing, or refusal of, a request for pre-clearance of any potential trade or a trading plan. Notwithstanding any review of any pre-clearance of a transaction or any review of a trading plan, none of Astera Labs, the Compliance Officer or Astera Labs’ other employees assumes any liability for the legality or consequences of such trading plan or transaction to your engagement in or adoption of such transaction or trading plan.

VI.Inquiries and Reporting Violations of this Policy

Please direct all inquiries regarding any of the provisions or procedures of this policy to the Compliance Officer. To report a violation or raise a concern please talk to the Compliance Officer or use EthicsPoint, our third party hotline reporting service available at asteralabs.ethicspoint.com. Astera Labs will not retaliate, nor will it permit retaliation, against you for making a good faith report.

VII.Amendments and Waivers

Amendments to this policy may be approved by action of the Audit Committee and waivers under this policy may be approved in writing by the Compliance Officer provided, however, all waivers shall be reported to the Audit Committee and no waivers may be issued for the restrictions in Section II.E above (“No Trading in Futures or Derivative Securities or other Hedging Transactions”), including the restriction against engaging in hedging transactions.

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